November 8, 2019

James Bugden
Chief Financial Officer
The Meet Group, Inc.
100 Union Square Drive
New Hope, Pennsylvania 18938

       Re: The Meet Group, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Response Dated October 10, 2019
           File No. 001-33105

Dear Mr. Bugden:

       We have reviewed your October 10, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 26, 2019 letter.

Form 10-K filed March 8, 2019

Notes to Consolidated Financial Statements
Revenue Recognition, page 56

1. We note your response to prior comment 1 and proposed revisions to future filings. It appears that you define vARPDAU as the average daily video revenue per video daily active user. If true, please ensure that is clarified in your future filing disclosures.
2.    Please clarify how video revenue differs from revenue from In-App
Products.
 James Bugden
The Meet Group, Inc.
November 8, 2019
Page 2


3. We note your response to comment 3. Please describe the specific time period over which you recognize subscription revenue and revenue from In-App Products. If applicable, please tell us how the pattern of recognition differs when the original user exchanges the
         In-App Product for a virtual gift for themselves compared to when the virtual gifts are given to other users.
4. We note your response to comment 3. Please tell us how you considered providing disaggregated revenue disclosures for your user pay revenues. Please refer to ASC 606-
         10-50-5 and 606-10-55-89 through 55-91.
5. We note your response to comment 4. Please confirm, if true, that you recognize advertising revenues as impressions are delivered based upon delivery data provided by your customers.
       You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Inessa Kessman,
Senior Staff Accountant, at (202) 551-3371 with any questions.



FirstName LastNameJames Bugden                               Sincerely,
Comapany NameThe Meet Group, Inc.
                                                             Division of
Corporation Finance
November 8, 2019 Page 2                                      Office of Trade &
Services
FirstName LastName